Mail Stop 4628

                                                          September 28, 2018

Via E-Mail
Spencer Schwartz
Executive Vice President and Chief Financial Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577

       Re:    Atlas Air Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
              File No. 1-16545

Dear Mr. Schwartz:

       We refer you to our comment letter dated August 29, 2018 regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Anne Nguyen Parker
       Assistant Director